UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF

THE SECURITIES EXCHANGE ACT OF 1934

GOOGLE INC.

(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	77-0493581 (I.R.S. Employer Identification Number)

1600 Amphitheatre Parkway

Mountain View, California

94043

(Address, including zip code, of principal

executive office)

(650) 623-4000

(Registrant’s telephone number, including area code)

Securities to be registered pursuant to Section 12(b) of the Act: None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, par value $.001 per share

Class A Senior Common Stock, par value $0.001 per share

This registration statement includes forward-looking statements. All statements other than statements of historical facts contained in this registration statement, including statements regarding our future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar expressions, as they relate to us, are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions discussed in Item 3 under the heading “Risk Factors.”

INFORMATION REQUIRED IN REGISTRATION STATEMENT

CROSS-REFERENCE SHEET BETWEEN REGISTRATION STATEMENT ON FORM S-1

AND ITEMS OF FORM 10

Item 1.	Business

The information required by this item is contained under the sections “Prospectus Summary,” “Risk Factors,” “Business” and “Where You Can Find Additional Information” of the registration statement on Form S-1 (File No. 333-114984) filed as an exhibit hereto (the “Registration Statement”). Those sections are incorporated herein by reference.

Item 2.	Financial Information

The information required by this item is contained under the sections “Selected Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of the Registration Statement. Those sections are incorporated herein by reference.

Item 3.	Properties

The information required by this item is contained under the section “Business—Facilities” of the Registration Statement. That section is incorporated herein by reference.

Item 4.	Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information with respect to the beneficial ownership of our Common Stock, at March 31, 2004, for:

•	Each person who we know beneficially owns more than 5% of our Common Stock.

•	Each of our directors.

•	Each of our named executive officers.

•	All of our directors and executive officers as a group.

Unless otherwise noted below, the address of each beneficial owner listed in the table is c/o Google Inc., 1600 Amphitheatre Parkway, Mountain View, California 94043.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws. Beneficial ownership representing less than 1% is denoted with an “*.”

Common Stock
Name of Beneficial Owner	Shares
5% Stockholders
KPCB Holdings Inc. As Nominee (1)	23,893,800
Sequoia Capital (2)	23,893,800
Executive Officers and Directors
Eric Schmidt	14,758,600
Sergey Brin	38,490,304
Larry Page	38,593,700
Omid Kordestani (3)	4,810,520
Wayne Rosing (4)	1,468,000
L. John Doerr (1)	23,893,800
John L. Hennessy	—
Arthur D. Levinson	—
Michael Moritz (2)	23,893,800
Paul S. Otellini	—
K. Ram Shriram	5,324,660
Executive Officers and Directors as a group (5) (11 persons)	151,233,384

(1)	Includes 23,893,800 shares held by KPCB Holdings, as Nominees. John disclaims beneficial ownership of the shares held by this fund except to the extent of his pecuniary interest in this fund. The address of KPCB Holdings, as Nominees, and John is 2750 Sand Hill Road, Menlo Park, California 94025.

(2)	Includes 21,654,952 shares held by Sequoia Capital VIII; 1,433,624 shares held by Sequoia International Technology Partners VIII(Q); 477,872 shares held by CMS Partners LLC; 274,784 shares held by Sequoia International Technology Partners VIII; and 52,568 shares held by Sequoia 1997. Michael disclaims beneficial ownership of the shares held by these funds except to the extent of his pecuniary interest in these funds. The address of these funds and Michael is 3000 Sand Hill Road, Bldg 4, Suite 180, Menlo Park, California 94025.

(3)	Includes 1,420,000 shares issuable upon exercise of options that are exercisable within 60 days of March 31, 2004. The option provides for exercise prior to vesting, and any unvested shares that are exercised will be subject to a lapsing repurchase right in our favor. 788,000 of the shares are vested and 632,000 of the shares are unvested.

(4)	Includes 148,000 shares issuable upon exercise of options that are exercisable within 60 days of March 31, 2004. The option provides for exercise prior to vesting, and any unvested shares that are exercised will be subject to a lapsing repurchase right in our favor. 10,000 of the shares are vested and 138,000 of the shares are unvested.

(5)	Includes shares issuable upon exercise of options that are exercisable within 60 days of March 31, 2004, of which 798,000 shares will be vested and 770,000 shares will be unvested.

Item 5.	Directors and Executive Officers

The information required by this item is contained under the section “Management” of the Registration Statement. That section is incorporated herein by reference.

Item 6.	Executive Compensation

The information required by this item is contained under the section “Management—Executive Compensation” of the Registration Statement. That section is incorporated herein by reference.

Item 7.	Certain Relationships and Related Transactions

The information required by this item is contained under the section “Certain Relationships and Related Party Transactions” of the Registration Statement. That section is incorporated herein by reference.

Item 8.	Legal Proceedings

The information required by this item is contained under the section “Business—Legal Proceedings” of the Registration Statement. That section is incorporated herein by reference.

Item 9.	Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters

The information required by this item is contained under the section “Dividend Policy” of the Registration Statement and under the section “Item 11—Description of Registrant’s Securities to be Registered” herein. Each section is incorporated herein by reference.

Item 10.	Recent Sales of Unregistered Securities

The information required by this item is contained under the section “Item 15—Recent Sales of Unregistered Securities” of the Registration Statement. That section is incorporated herein by reference.

Item 11.	Description of Registrant’s Securities to be Registered

We are authorized to issue “Common Stock,” “Class A Senior Common Stock” and “Preferred Stock.” The total number of shares that we are authorized to issue is 864,781,656 shares. The number of shares of authorized Common Stock is 400,000,000 shares, $0.001 par value per share. The number of shares of authorized Class A Senior Common Stock is 300,000,000 shares, $0.001 par value per share. The number of shares of authorized Preferred Stock is 164,781,656 shares, $0.001 par value per share. At March 31, 2004, there were 697 record holders of shares of Common Stock, 635 record holders of shares of Class A Senior Common Stock and 32 record holders of shares of Preferred Stock.

Common Stock

We are authorized to issue 400,000,000 shares of Common Stock, $0.001 par value per share. As of March 31, 2004, 11,920,766 shares of Common Stock were issued and outstanding. The rights, privileges, preferences and restrictions of our Common Stock are as follows:

Dividend Rights. Subject to the rights of holders of classes of stock having prior dividend rights, holders of Common Stock shall be entitled to share equally with the holders of the Class A Senior Common Stock in any dividends as may be declared by the board of directors.

Liquidation Rights. In the event we are sold by way of merger, reorganization or asset sale, or in the event we decide to liquidate or wind-up, after payment of the full preferential amounts to the holders of Preferred Stock in accordance with our certificate of incorporation, all remaining assets available for distribution will be distributed equally among the holders of shares of our Common Stock and Class A Senior Common Stock.

Voting Rights. Holders of shares of our Common Stock are entitled to one vote per share. Holders of shares of our Common Stock vote together with the holders of our Class A Senior Common Stock as one class on all matters, except as required by law.

Election of Directors. Holders of shares of our Common Stock and our Class A Senior Common Stock, voting as a single class, are entitled to elect three (3) directors. In addition, the holders of our Common Stock are entitled to vote together with the holders of our Preferred Stock and our Class A Senior Common Stock (voting together as a single class and on an as-converted to Common Stock basis) for the election of one director.

Class A Senior Common Stock

We are authorized to issue 300,000,000 shares of our Class A Senior Common Stock, $0.001 par value per share. As of March 31, 2004, 80,359,844 shares of our Class A Senior Common Stock were issued and outstanding. The rights, privileges, preferences and restrictions of our Class A Senior Common Stock are as follows:

Dividend Rights. Subject to the rights of holders of classes of stock having prior dividend rights, holders of Class A Senior Common Stock shall be entitled to share equally with the holders of Common Stock in any dividends as may be declared by the board of directors.

Liquidation Rights. In the event we are sold by way of merger, reorganization or asset sale, or in the event we decide to liquidate or wind-up, after payment of the full preferential amounts to the holders of Preferred Stock in accordance with our certificate of incorporation, all remaining assets available for distribution will be distributed equally among the holders of shares of our Common Stock and Class A Senior Common Stock.

Election of Directors. Holders of shares of our Common Stock and our Class A Senior Common Stock, voting as a single class, are entitled to elect three (3) directors. In addition, the holders of our Class A Senior Common Stock are entitled to vote together with the holders of our Preferred Stock and our Common Stock (voting together as a single class and on an as-converted to Common Stock basis) for the election of one director.

Automatic Conversion. Each share of our Class A Senior Common Stock automatically converts into one share of Common Stock immediately prior to the closing of an initial public offering where stock is sold to the public with a price per share of not less than $2.3425 and at an aggregate offering price of not less than $15,000,000. All outstanding shares of our Class A Senior Common Stock will also automatically convert into shares of Common Stock upon the affirmative vote of the holders of at least a majority of the outstanding shares of Class A Senior Common Stock.

Voluntary Conversion. In the event of a vote of our stockholders on a matter that requires the approval of the holders of our securities on a class-by-class basis, each share of our Class A Senior Common Stock becomes convertible, at the option of the holder, into one share of Common Stock.

Voting Rights. Each holder of shares of Class A Senior Common Stock is entitled to 10 votes per share.

Preferred Stock

The number of authorized shares of our preferred stock is 164,781,656 shares, $0.001 par value, 15,360,000 of which are designated as Series A Preferred Stock, 15,360,000 of which are designated as Series A-1 Preferred Stock, 50,444,772 of which are designated as Series B Preferred Stock, 50,444,772 of which are designated as Series B-1 Preferred Stock, 9,148,604 of which are designated as Series C Preferred Stock, 9,148,604 of which are designated as Series C-1 Preferred Stock, 7,437,452 of which are designated as Series D Preferred Stock and 7,437,452 of which are designated as Series D-1 Preferred Stock. The rights, privileges, preferences and restrictions of our Preferred Stock are as follows:

Dividend Rights. The holders of our Preferred Stock are entitled to receive dividends prior and in preference to any dividends on our Class A Senior Common Stock and Common Stock, if and when declared by our board of directors, at the rate of $0.00625 per share per year for the Series A and Series A-1 Preferred, $0.049525 per share per year for the Series B and Series B-1 Preferred, $0.23425 per share per year for the Series C and Series C-1 Preferred and $0.291 per share per year for the Series D and Series D-1 Preferred (as adjusted for any stock split, stock dividend, combination or other recapitalization).

Liquidation Rights. In the event we are sold by way of merger, reorganization or asset sale, or in the event we decide to liquidate or wind-up, the holders of our Preferred Stock shall be entitled to receive, prior to any distribution of any of our assets to the holders of the Class A Senior Common Stock and Common Stock, an amount equal to $0.0625 for each share of Series A or Series A-1 Preferred then held by them, an amount equal to $0.49525 for each share of Series B or Series B-1 Preferred then held by them, an amount equal to $2.3425 for each share of Series C or Series C-1 Preferred then held by them and an amount equal to $2.91 for each share of Series D or Series D-1 Preferred then held by them. In the event the assets and funds available for distribution to the holders of our Preferred Stock shall be insufficient to permit the payment of full preferential amounts, then our entire assets shall be distributed ratably among the holders of our Preferred Stock.

Voting Rights. The holder of each share of our Preferred Stock is entitled to notice of any stockholder’s meeting in accordance with our bylaws and any other matter submitted to the vote of stockholders and shall be entitled to vote, together with the holders of Class A Senior Common Stock and Common Stock, with respect to any matters upon which the holders of our Class A Senior Common Stock and Common Stock have the right to vote.

Election of Directors. Holders of our Preferred Stock, voting as a single class, shall be entitled to elect two directors to our board of directors. In addition, the holders of our Preferred Stock are entitled to vote together with the holders of our Class A Senior Common Stock and our Common Stock (voting together as a single class and on an as-converted to Common Stock basis) for the election of one director.

Voluntary Conversion. At the option of the holder, each share of our Preferred Stock is convertible into shares of our Class A Senior Common Stock at the then effective and applicable conversion rate.

Automatic Conversion. Each share of our Preferred Stock automatically converts into shares of our Class A Senior Common Stock at the then effective and applicable conversion rate immediately prior to the closing of an initial public offering where stock is sold to the public with a price per share of not less than $2.3425 and at an aggregate offering price of not less than $15,000,000. Each share of our Preferred Stock is also automatically convertible into shares of Class A Senior Common Stock at the then effective and applicable conversion rate upon the affirmative vote of the holders of at least a majority of the shares of our outstanding Preferred Stock.

Antidilution Adjustments. In the event we issue certain additional securities without consideration or for consideration per share less than the applicable conversion price of any series of our Preferred Stock, then the conversion rate of any such series of Preferred Stock shall be reduced concurrently with such issuance.

Protective Provisions. Our certificate of incorporation contains provisions that limit our ability to take certain actions without the approval of at least a majority of our Preferred Stock. These actions include, among other things: (i) amending or repealing any provision of our certificate of incorporation or bylaws if such action would materially or adversely alter or change the preferences, rights, privileges of the Preferred Stock, or increase or decrease the number of authorized shares of Preferred Stock; (ii) authorizing or issuing shares of any class or series of stock having any preference or priority as to voting, dividends or liquidation rights which are superior to any preferences of the Preferred Stock; and (iii) effecting a sale of the company, either by way of merger, sale or otherwise.

Special Mandatory Conversion. In the event a holder of Preferred Stock does not participate in certain specified financing transactions (described in our certificate of incorporation) they will automatically be converted into another series of Preferred Stock that does not have anti-dilution protection.

Registration Rights

The holders of our Preferred Stock (and certain holders of warrants to purchase our Class A Senior Common Stock) are entitled to rights with respect to the registration of their shares under the Securities Act. These registration rights are contained in our Third Amended and Restated Investors’ Rights agreement and are described below. The registration rights under the Third Amended and Restated Investors’ Rights Agreement will expire five years following the completion of this offering, or, with respect to an individual holder, when such holder is able to sell all of its shares pursuant to Rule 144 under the Securities Act in any three month period.

Demand Registration Rights

At any time following six months after the closing of this offering, the holders of shares of our capital stock having demand registration rights under the Third Amended and Restated Investors’ Rights Agreement have the right to require that we register their capital stock, provided such registration relates to not less than 40% in aggregate of our then outstanding shares of capital stock having demand registration rights. We are only obligated to effect two registrations in response to these demand registration rights. We may postpone the filing of a registration statement for up to 90 days once in any 12-month period if our board of directors determines in good faith that the filing would be seriously detrimental to our stockholders or us. The underwriters of any underwritten offering have the right to limit the number of shares to be included in a registration statement filed in response to the exercise of these demand registration rights. We must pay all expenses, except for underwriters’ discounts and commissions, incurred in connection with these demand registration rights.

Piggyback Registration Rights

If we register any securities for public sale, the stockholders with piggyback registration rights under the Third Amended and Restated Investors’ Rights Agreement have the right to include their shares in the registration, subject to specified exceptions. The underwriters of any underwritten offering have the right to limit the number of shares registered by these stockholders due to marketing reasons, provided that the number of shares held by stockholders with piggyback registration rights may not be limited to less than 30% of the total number of shares to be included in the registration. We must pay all expenses, except for underwriters’ discounts and commissions, incurred in connection with these piggyback registration rights.

S-3 Registration Rights

If we are eligible to file a registration statement on Form S-3, the stockholders with S-3 registration rights under the Third Amended and Restated Investors’ Rights Agreement can request that we register their shares, provided that the total price of the shares of common stock offered to the public is at least $250,000. The holders of S-3 registration rights may only require us to file one Form S-3 registration statement in any 12-month period, and any holder of S-3 registration rights may not require us to file a registration statement on Form S-3 if we have already effected two registrations on Form S-3 at the request of such holder. We may postpone the filing of a Form S-3 registration statement for up to 90 days once in any 12-month period if our board of directors determines in good faith that the filing would be seriously detrimental to our stockholders or us. The holders of S-3 registration rights must pay all expenses associated with any registrations on Form S-3.

Anti-Takeover Effects of Delaware Law

We will be subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

•	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting securities. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance.

Listing

We are not listed on any stock market or exchange.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information as of December 31, 2003 with respect to the shares of our Class A Senior Common Stock and Common Stock that may be issued under our existing equity compensation plans.

		(a)		(b)	(c)
Plan Category	Class of Common Stock	Number of securities to be issued upon exercise of outstanding options, warrants and rights		Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	Class A Senior Common Stock	11,597,077		$1.816	5,438,151	(1)
Equity compensation plans approved by security holders	Common Stock	5,719,625		3.813	—
Equity compensation plans not approved by security holders	Common Stock	46,424	(2)	0.363	—
Total	Class A Senior Common Stock	11,597,077		1.816	5,438,151
Total	Common Stock	5,766,049		3.786	—

(1)	Includes an aggregate of 5,438,151 shares of Class A Senior Common Stock and Common Stock reserved for issuance under the Company’s 1998 Stock Plan, 2003 Stock Plan, 2003 Stock Plan (No. 2) and 2003 Stock Plan (No. 3).
(2)	Consists of outstanding options to purchase 46,424 shares of Common Stock at a weighted-average exercise price of $0.363 granted under Applied Semantics, Inc.’s stock option plan, which we assumed in connection with the acquisition of Applied Semantics in April 2003. We did not reserve the right to make subsequent grants or awards under the aforementioned plan.

Item 12.	Indemnification of Directors and Officers

The information required by this item is contained under the section “Item 14—Indemnification of Directors and Officers” of the Registration Statement. That section is incorporated herein by reference.

Item 13.	Financial Statements and Supplementary Data

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders

Google Inc.

We have audited the accompanying consolidated balance sheets of Google Inc. as of December 31, 2002 and 2003, and the related consolidated statements of income, redeemable convertible preferred stock warrant and stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Google Inc. at December 31, 2002 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

/s/    Ernst & Young LLP

April 20, 2004

San Francisco, California

Google Inc.

CONSOLIDATED BALANCE SHEETS

(In thousands, except par value)

	December 31,		As of March 31,
	2002	2003	2004
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$57,752	$148,995	$251,354
Short-term investments	88,579	185,723	203,534
Accounts receivable, net of allowance of $2,297, $4,670 and $5,611	61,994	154,690	179,505
Deferred income taxes	12,646	22,105	15,714
Prepaid revenue share, expenses and other assets	10,825	48,721	53,279

Total current assets	231,796	560,234	703,386
Property and equipment, net	53,873	188,255	253,006
Goodwill	—	87,442	87,442
Intangible assets, net	96	18,114	18,755
Prepaid revenue share, expenses and other assets, non-current	1,127	17,413	16,865

Total assets	$286,892	$871,458	$1,079,454

Liabilities, Redeemable Convertible Preferred Stock Warrant and Stockholders’ Equity
Current liabilities:
Accounts payable	$9,394	$46,175	$37,781
Accrued compensation and benefits	14,528	33,522	23,862
Accrued expenses and other current liabilities	10,810	26,411	34,956
Accrued revenue share	13,100	88,672	99,179
Deferred revenue	11,345	15,346	15,680
Income taxes payable	25,981	20,705	83,785
Current portion of equipment leases	4,350	4,621	4,388

Total current liabilities	89,508	235,452	299,631
Long-term portion of equipment leases	6,512	1,988	1,017
Deferred revenue, long-term	1,901	5,014	5,551
Liability for stock options exercised early, long-term	567	6,341	7,993
Deferred income taxes	580	18,510	22,099
Other long-term liabilities	—	1,512	1,512

Commitments and contingencies

Redeemable convertible preferred stock warrant	13,871	13,871	13,871

Stockholders’ equity:
Convertible preferred stock, $0.001 par value, issuable in series: 166,896, 164,782 and 164,782 shares authorized at December 31, 2002 and 2003 and March 31, 2004, 70,432, 71,662 and 71,662 shares issued and outstanding at December 31, 2002 and 2003 and March 31, 2004; aggregate liquidation preference of $40,815 at March 31, 2004	44,346	44,346	44,346
Class A Senior common stock and common stock, $0.001 par value: 700,000 shares authorized, 145,346, 160,866, and 163,538 shares issued and outstanding, excluding 3,281, 11,987, and 10,946 shares subject to repurchase (see Note 9) at December 31, 2002 and 2003 and March 31, 2004	145	161	164
Additional paid-in capital	83,410	725,219	801,712
Note receivable from officer/stockholder	(4,300)	(4,300)	(4,300)
Deferred stock-based compensation	(35,401)	(369,668)	(368,579)
Accumulated other comprehensive income	49	1,660	(888)
Retained earnings	85,704	191,352	255,325

Total stockholders’ equity	173,953	588,770	727,780

Total liabilities, redeemable convertible preferred stock warrant and stockholders’ equity	$286,892	$871,458	$1,079,454

See accompanying notes.

Google Inc.

CONSOLIDATED INCOME STATEMENTS

(In thousands, except per share amounts)

	Year Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
				(unaudited)
Net revenues	$86,426	$347,848	$961,874	$178,894	$389,638
Costs and expenses:
Cost of revenues	14,228	39,850	121,794	17,471	53,413
Research and development	16,500	31,748	91,228	12,505	35,019
Sales and marketing	20,076	43,849	120,328	17,767	47,904
General and administrative	12,275	24,300	56,699	10,027	21,506
Stock-based compensation(1)	12,383	21,635	229,361	36,418	76,473

Total costs and expenses	75,462	161,382	619,410	94,188	234,315

Income from operations	10,964	186,466	342,464	84,706	155,323
Interest income (expense) and other, net	(896)	(1,551)	4,190	(47)	300

Income before income taxes	10,068	184,915	346,654	84,659	155,623
Provision for income taxes	3,083	85,259	241,006	58,859	91,650

Net income	$6,985	$99,656	$105,648	$25,800	$63,973

Net income per share:
Basic	$0.07	$0.86	$0.77	$0.20	$0.42

Diluted	$0.04	$0.45	$0.41	$0.10	$0.24

Number of shares used in per share calculations
Basic	94,523	115,242	137,697	127,339	151,084

Diluted	186,776	220,633	256,638	248,687	264,183

(1) Stock-based compensation is allocated as follows (see Note 1):

	Year Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
				(unaudited)
Cost of revenues	$876	$1,065	$8,557	$1,452	$5,076
Research and development	4,440	8,746	138,377	19,423	46,265
Sales and marketing	1,667	4,934	44,607	7,618	14,146
General and administrative	5,400	6,890	37,820	7,925	10,986

	$12,383	$21,635	$229,361	$36,418	$76,473

See accompanying notes.

Google Inc.

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK WARRANT

AND STOCKHOLDERS’ EQUITY

	Redeemable Convertible Preferred Stock Warrant		Convertible Preferred Stock		Class A Senior Common and Common Stock		Addi- tional Paid-In Capital Amount	Notes Receiv- able from Officer/ Stock- holders	Deferred Stock- Based Compen- sation	Accumu- lated Other Compre- hensive Income	Retained Earnings (Accu- mulated Deficit)	Total Stock- holders’ Equity
	Shares	Amount	Shares	Amount	Shares	Amount
	(In thousands)
Balance at December 31, 2000	—	$—	69,988	$42,873	119,940	$120	$13,669	$(34)	$(8,457)	$—	$(20,937)	$27,234
Issuance of Series C convertible preferred stock	—	—	444	1,042	—	—	—	—	—	—	—	1,042
Issuance of Class A Senior common stock upon exercise of stock options for cash and notes receivable, net of repurchases	—	—	—	—	17,312	17	5,271	(4,300)	—	—	—	988
Payments of notes receivable from stockholders	—	—	—	—	—	—	—	34	—	—	—	34
Issuance of Class A Senior common stock	—	—	—	—	132	—	114	—	—	—	—	114
Issuance of Series C convertible preferred stock warrants	—	—	—	232	—	—	—	—	—	—	—	232
Issuance of Class A Senior common stock warrants	—	—	—	—	—	—	1,140	—	—	—	—	1,140
Value of options granted to non-employees	—	—	—	—	—	—	186	—	—	—	—	186
Deferred stock-based compensation related to options granted to employees	—	—	—	—	—	—	19,954	—	(19,954)	—	—	—
Amortization of deferred stock-based compensation, net of reversals for terminated employees	—	—	—	—	—	—	(381)	—	12,578	—	—	12,197
Net income and comprehensive income	—	—	—	—	—	—	—	—	—	—	6,985	6,985

Balance at December 31, 2001	—	—	70,432	44,147	137,384	137	39,953	(4,300)	(15,833)	—	(13,952)	50,152
Issuance of Class A Senior common stock upon exercise of stock options for cash, net of unvested stock options exercised early and repurchases	—	—	—	—	7,962	8	2,254	—	—	—	—	2,262
Issuance of Series C convertible preferred stock warrants	—	—	—	199	—	—	—	—	—	—	—	199
Issuance of Series D redeemable convertible preferred stock warrant	—	13,871	—	—	—	—	—	—	—	—	—	—
Value of options granted to non-employees	—	—	—	—	—	—	1,460	—	—	—	—	1,460
Deferred stock-based compensation related to options granted to employees	—	—	—	—	—	—	40,141	—	(40,141)	—	—	—
Amortization of deferred stock-based compensation, net of reversals for terminated employees	—	—	—	—	—	—	(398)	—	20,573	—	—	20,175
Comprehensive income:
Change in unrealized gain on available-for-sale investments	—	—	—	—	—	—	—	—	—	49	—	49
Net income	—	—	—	—	—	—	—	—	—	—	99,656	99,656

Total comprehensive income	—	—	—	—	—	—	—	—	—	—	—	99,705

Balance at December 31, 2002	—	$13,871	70,432	$44,346	145,346	$145	$83,410	$(4,300)	$(35,401)	$49	$85,704	$173,953

See accompanying notes.

Google Inc.

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK WARRANT

AND STOCKHOLDERS’ EQUITY—(Continued)

	Redeemable Convertible Preferred Stock Warrant		Convertible Preferred Stock		Class A Senior Common and Common Stock		Addi- tional Paid-In Capital Amount	Notes Receiv- able from Officer/ Stock- holders	Deferred Stock- Based Compen- sation	Accumu- lated Other Compre- hensive Income	Retained Earnings (Accu- mulated Deficit)	Total Stock- holders’ Equity
	Shares	Amount	Shares	Amount	Shares	Amount
	(In thousands)
Balance at December 31, 2002	—	$13,871	70,432	$44,346	145,346	$145	$83,410	$(4,300)	$(35,401)	$49	$85,704	$173,953
Issuance of Class A Senior common stock and common stock upon exercise of stock options for cash, net of unvested stock options exercised early and repurchases	—	—	—	—	9,896	10	3,710	—	—	—	—	3,720
Issuance of Series C convertible preferred stock	—	—	1,230	—	—	—	—	—	—	—	—	—
Vesting of shares exercised early (see Note 9)	—	—	—	—	3,078	3	934	—	—	—	—	937
Issuance of fully vested common stock and stock options in connection with acquisitions	—	—	—	—	2,265	3	72,674	—	—	—	—	72,677
Issuance of fully vested common stock and stock options in connection with licensed technology	—	—	—	—	46	—	863	—	—	—	—	863
Issuance of restricted shares to employees in connection with acquisitions	—	—	—	—	235	—	10,752	—	(10,752)	—	—	—
Value of options granted to non-employees	—	—	—	—	—	—	15,816	—	—	—	—	15,816
Deferred stock-based compensation related to options granted to employees	—	—	—	—	—	—	540,673	—	(540,673)	—	—	—
Amortization of deferred stock-based compensation, net of reversals for terminated employees	—	—	—	—	—	—	(3,613)	—	217,158	—	—	213,545
Comprehensive income:
Change in unrealized gain on available-for-sale investments	—	—	—	—	—	—	—	—	—	(51)	—	(51)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	1,662	—	1,662
Net income	—	—	—	—	—	—	—	—	—	—	105,648	105,648

Total comprehensive income	—	—	—	—	—	—	—	—	—	—	—	107,259

Balance at December 31, 2003	—	13,871	71,662	44,346	160,866	161	725,219	(4,300)	(369,668)	1,660	191,352	588,770
Issuance of common stock upon exercise of stock options for cash, net of unvested stock options exercised early and repurchases (unaudited)	—	—	—	—	2,066	2	928	—	—	—	—	930
Vesting of shares exercised early (see Note 9) (unaudited)	—	—	—	—	606	1	181	—	—	—	—	182
Value of options granted to non-employees (unaudited)	—	—	—	—	—	—	2,756	—	—	—	—	2,756
Deferred stock-based compensation related to options granted to employees (unaudited)	—	—	—	—	—	—	76,092	—	(76,092)	—	—	—
Amortization of deferred stock-based compensation, net of reversals for terminated employees (unaudited)	—	—	—	—	—	—	(3,464)	—	77,181	—	—	73,717
Comprehensive income:
Change in unrealized gain on available-for-sale investments (unaudited)	—	—	—	—	—	—	—	—	—	5	—	5
Foreign currency translation adjustment (unaudited)	—	—	—	—	—	—	—	—	—	(2,553)	—	(2,553)
Net income (unaudited)	—	—	—	—	—	—	—	—	—	—	63,973	63,973

Total comprehensive income (unaudited)	—	—	—	—	—	—	—	—	—	—	—	61,425

Balance at March 31, 2004 (unaudited)	—	$13,871	71,662	$44,346	163,538	$164	$801,712	$(4,300)	$(368,579)	$(888)	$255,325	$727,780

See accompanying notes.

Google Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
				(unaudited)
Operating activities
Net income	$6,985	$99,656	$105,648	$25,800	$63,973
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property and equipment	9,831	17,815	43,851	6,977	21,286
Amortization of warrants	4,157	10,953	4,864	3,522	31
Amortization of intangibles	194	215	6,334	195	2,359
In-process research and development	—	—	11,618	—	—
Stock-based compensation	12,383	21,635	229,361	36,418	76,473
Changes in assets and liabilities, net of effects of acquisitions:
Accounts receivable	(11,736)	(43,877)	(90,385)	(17,817)	(24,815)
Deferred income taxes	(2,194)	(9,872)	19	(773)	5,700
Prepaid revenue share, expenses and other assets	(22)	(5,875)	(58,914)	(3,640)	(7,041)
Accounts payable	1,643	5,645	36,699	6,309	(8,393)
Incomes taxes payable	4,592	21,389	(6,337)	35,550	63,080
Accrued compensation and benefits	3,705	9,457	18,989	(2,608)	(9,660)
Accrued expenses and other liabilities	502	5,936	13,752	961	8,350
Accrued revenue share	—	13,100	72,967	19,953	12,143
Deferred revenue	1,049	9,088	6,980	2,351	871

Net cash provided by operating activities	31,089	155,265	395,446	113,198	204,357

Investing activities
Purchases of property and equipment	(13,060)	(37,198)	(176,801)	(29,550)	(86,037)
Purchase of short-term investments	(26,389)	(93,061)	(316,599)	(41,832)	(190,401)
Maturities and sales of short-term investments	11,460	20,443	219,404	11,869	172,585
Acquisition of businesses, net of cash acquired	—	—	(39,958)	22	—
Change in other assets	1,102	99	—	—	—

Net cash used in investing activities	(29,091)	(109,717)	(313,954)	(59,491)	(103,853)

Financing activities
Proceeds from issuance of convertible preferred stock, net	1,042	—	—	—	—
Proceeds from exercise of stock options, net	988	2,262	15,477	5,590	4,911
Payments of notes receivable from stockholders	34	—	—	—	—
Payments of principal on capital leases and equipment loans	(4,503)	(7,735)	(7,388)	(2,239)	(1,204)

Net cash provided by (used in) financing activities	(2,439)	(5,473)	8,089	3,351	3,707

Effect of exchange rate changes on cash and cash equivalents	—	—	1,662	(160)	(1,852)

Net increase (decrease) in cash and cash equivalents	(441)	40,075	91,243	56,898	102,359
Cash and cash equivalents at beginning of year	18,118	17,677	57,752	57,752	148,995

Cash and cash equivalents at end of year	$17,677	$57,752	$148,995	$114,650	$251,354

Supplemental disclosures of cash flow information
Property and equipment acquired under equipment leases	$7,679	$7,303	$—

Cash paid for interest	$1,677	$2,285	$1,739

Cash paid for taxes	$685	$73,763	$247,422

Note receivable from officer/stockholder in exchange for common stock	$4,300	$—	$—

Issuance of redeemable convertible preferred stock warrant in conjunction with revenue arrangement	$—	$13,871	$—

Issuance of convertible preferred stock warrants in conjunction with capital lease arrangements	$232	$199	$—

Issuance of Class A Senior common stock warrants in connection with recruitment fees	$1,140	$—	$—

Acquisition related activities:
Cash paid for acquisitions (net of cash acquired)	$—	$—	$40,001

Issuance of common stock in connection with acquisitions, net of deferred stock-based compensation	$114	$—	$73,540

See accompanying notes.

Google Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of March 31, 2004 and for the three months ended March 31, 2003 and 2004 is unaudited)

Note 1.    The Company and Summary of Significant Accounting Policies

Nature of Operations

Google Inc. (“Google” or the “Company”) was incorporated in California in September 1998. The Company re-incorporated in the State of Delaware in August 2003. The Company offers highly targeted advertising solutions, global Internet search solutions through its own destination Internet site and intranet solutions via an enterprise search appliance.

Basis of Consolidation

The consolidated financial statements include the accounts of Google and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated. The Company has included the results of operations of acquired entities from the date of acquisition (see Note 4).

Unaudited Interim Financial Information

The accompanying unaudited interim consolidated balance sheet as of March 31, 2004, the consolidated statements of income and cash flows for the three months ended March 31, 2003 and 2004 and the consolidated statement of redeemable convertible preferred stock warrant and stockholders’ equity for the three months ended March 31, 2004 are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. In the opinion of the Company’s management, the unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments necessary for the fair presentation of the Company’s statement of financial position, results of operations and its cash flows for the three months ended March 31, 2003 and 2004. The results for the three months ended March 31, 2004 are not necessarily indicative of the results to be expected for the year ending December 31, 2004.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported and disclosed in the financial statements and the accompanying notes. Actual results could differ materially from these estimates.

On an ongoing basis, the Company evaluates its estimates, including those related to revenue recognition, accounts receivable allowance, fair value of investments, fair value of acquired intangible assets and goodwill, useful lives of intangible assets and property and equipment, deemed value of common stock for the purpose of determining stock-based compensation (see below), and income taxes, among others. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

The Company’s board of directors determines the fair market value of the Company’s common stock in the absence of a public market for these shares. For purposes of financial accounting for employee stock-based compensation, management has applied hindsight within each year to arrive at deemed values for the shares underlying the options that are higher than the fair market values determined by the board. These deemed values were determined based on a number of factors, including input from advisors, the Company’s historical and forecasted operating results and cash flows, and comparisons to publicly-held companies. The deemed values were used to determine the amount of stock-based compensation recognized related to stock and stock option

Google Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of March 31, 2004 and for the three months ended March 31, 2003 and 2004 is unaudited)

grants to employees and non-employees, the amount of expense related to stock warrants issued to third-parties (see Note 9) and the purchase prices of the Company’s acquisitions (see Note 4).

Revenue Recognition

The following table presents the Company’s net revenues (in thousands):

	Year Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
				(unaudited)

Advertising revenues:
Google web sites	$66,932	$306,977	$772,192	$154,108	$293,053
Google Network web sites	—	12,278	144,411	15,287	82,246

Total advertising revenues	66,932	319,255	916,603	169,395	375,299
Licensing and other revenues	19,494	28,593	45,271	9,499	14,339

Net revenues	$86,426	$347,848	$961,874	$178,894	$389,638

In the first quarter of 2000, the Company introduced its first advertising program through which it offered advertisers the ability to place text-based ads on Google web sites targeted to users’ search queries. Advertisers paid the Company based on the number of times their ads were displayed on users’ search results pages and the Company recognized revenue at the time these ads appeared. In the fourth quarter of 2000, the Company launched Google AdWords, an online self-service program that enables advertisers to place text-based ads on Google web sites. AdWords customers originally paid the Company based on the number of times their ads appeared on users’ search results pages. In the first quarter of 2002, the Company began offering AdWords exclusively on a cost-per-click basis, so that an advertiser pays the Company only when a user clicks on one of its ads. The Company recognizes as revenue the fees charged advertisers each time a user clicks on one of the text-based ads that are displayed next to the search results on Google web sites. Effective January 1, 2004, the Company now offers a single pricing structure to all of its advertisers based on the AdWords cost-per-click model.

Google AdSense is the program through which the Company distributes its advertisers’ text-based ads for display on the web sites of the Google Network members. The Company recognizes as revenues the fees charged advertisers net of the portion shared with its Google Network members under its AdSense program. The Company’s net revenues and cost of revenues would both have been $91.7 million and $504.0 million and $69.7 million and $262.6 million higher in 2002 and 2003, and in the three months ended March 31, 2003 and 2004, if these AdSense arrangements had been accounted for on a gross basis. There were no AdSense arrangements in 2001.

Certain AdSense agreements obligate the Company to make guaranteed minimum revenue share payments to Google Network members, based on their achieving defined performance terms. The Company’s guaranteed minimum provisions normally cover a period of three months or less, but there may be successive guarantee periods during the term of the agreement. Because management believes each period covered by a guaranteed minimum is a separate transaction or accounting unit, the Company’s policy is to recognize either net revenues or cost of revenues over the period covered by the guaranteed minimum, but not both. As a result, the Company amortizes any guaranteed minimum prepayment (or accretes an amount payable to its Google Network member if the guaranteed minimum payment is due in arrears) equal to the related advertiser fees the Company receives

Google Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of March 31, 2004 and for the three months ended March 31, 2003 and 2004 is unaudited)

until such time as it can determine it is probable that such fees over the remaining period covered by the guaranteed minimum will be greater than or less than the remaining guaranteed minimum amount. The Company recognizes no net revenues or cost of revenues related to the guaranteed minimum provision until the time it makes such a determination, no later than halfway through the period covered by the guaranteed minimum. Once management makes such a determination, the Company thereafter recognizes net revenues or cost of revenues equal to the amount by which the related advertiser fees are greater than or less than the pro rata amortization or accretion of the remaining guaranteed minimum amount. Management occasionally revises such determinations. Thereafter, and to the extent advertiser fees are greater than or less than the pro rata amortization or accretion of the remaining guaranteed minimum amount, cost of revenue or net revenue amounts previously recognized are not restated. Instead, in the then current period the Company reduces cost of revenues or net revenues by the amount previously recognized and any remaining amount is recognized as net revenues or cost of revenues, respectively. The Company has not reduced any material cost of revenue or net revenue amounts previously recorded in any of the periods presented.

If and at the time an AdSense agreement is terminated or abandoned, the Company recognizes a charge against net revenues or to cost of revenues to the full extent of its remaining obligations under the terms of the agreement. The Company has not terminated or abandoned any AdSense agreements that have resulted in a material charge against earnings in any of the periods presented.

Concurrent with the commencement of certain AdSense agreements the Company has purchased specific items from, or provided other consideration to, its partners. According to Emerging Issues Task Force (“EITF”) Issue No. 01-9, Accounting for Consideration Given by a Vendor to a Customer, cash consideration given by a vendor to a customer is presumed to be a reduction of the selling price of the vendor’s product or service and, therefore, should be characterized as a reduction of revenues when recognized in the vendor’s income statement unless the vendor receives an identifiable benefit in exchange for the consideration and the vendor can reasonably estimate the fair value of the benefit identified. If management determines the Company will derive little or no benefit from a purchased item, or if it cannot estimate the item’s fair value, then the cost of the item is deemed to be part of the AdSense agreement and is amortized against net revenues or to cost of revenues, as the case may be. The cost of such an item, along with other cash payments or the value of other consideration such as warrants to purchase the Company’s stock, is amortized so that neither net revenues nor cost of revenues is recognized until management determines it is probable that the sum of the pro-rated cost and any remaining unamortized guaranteed minimum amounts will be either greater or less than the related advertiser fees. The cost is pro rated over each of the periods covered by the guaranteed minimums or, if there are no guaranteed minimums, over periods not to exceed twelve months. After such a determination has been made, the Company amortizes the pro rated cost such that only net revenues or cost of revenues is recognized over the remaining term covered by the guaranteed minimum or over a period of not more than twelve months.

The unamortized prepaid guaranteed minimum amounts were $1.8 million at both December 31, 2002 and 2003. In addition, the costs of items purchased from, or other consideration provided to, Google Network members concurrent with the commencement of certain AdSense arrangements that management has determined have no other value to the Company were $13.9 million and $19.8 million in 2002 and 2003, and the related unamortized amounts were $4.6 million and $18.8 million at December 31, 2002 and 2003. These unamortized amounts are included in “prepaid revenues share, expenses and other assets” on the accompanying Consolidated Balance Sheets.

The Company generates fees form search services through a variety of contractual arrangements, which include per-query search fees and search service hosting fees. Revenues from set-up and support fees and search service hosting fees are recognized on a straight-line basis over the term of the contract, which is the expected

Google Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of March 31, 2004 and for the three months ended March 31, 2003 and 2004 is unaudited)

period during which these services will be provided. The Company’s policy is to recognize revenues from per-query search fees in the period queries are made and results are delivered.

The Company also generates fees from the sale and license of its Search Appliance, which includes hardware, software and 12 to 24 months of post-contract support. As the elements are not sold separately, sufficient vendor-specific objective evidence does not exist for the allocation of revenue. As a result, the entire fee is recognized ratably over the term of the post-contract support arrangement in accordance with Statement of Position 97-2, Software Revenue Recognition, as amended.

The Company provides search services pursuant to certain AdSense agreements. Management believes that search services and revenue share arrangements represent separate units of accounting pursuant to EITF 00-21 Revenue Arrangements with Multiple Deliverables. These separate services are provided simultaneously to the web site partner and are recognized as revenues in the periods provided.

Deferred revenue is recorded when payments are received in advance of the Company’s performance in the underlying agreement, net of any amounts estimated to be paid to Google Network members which are recorded as “accrued revenue share” on the accompanying consolidated balance sheets.

Cost of Revenues

Cost of revenues consists primarily of the expenses associated with the operation of the Company’s data centers, including depreciation, labor, energy and bandwidth costs. Cost of revenues also includes credit card and other transaction fees relating to processing customer transactions and guaranteed minimums and other costs to the extent that they exceed fees received from advertisers under the related AdSense agreements.

Stock-based Compensation

Stock-based compensation as shown on the accompanying consolidated income statements consists of amortization of deferred stock-based compensation related to restricted shares and options to purchase Class A Senior common stock and common stock to employees and the values of options to purchase such stock issued to non-employees.

As permitted by SFAS 123, Accounting for Stock-based Compensation, the Company accounts for employee stock-based compensation in accordance with Accounting Principles Board Opinion (“APB”) No. 25, Accounting for Stock Issued to Employees (“APB 25”), and related interpretations. Under APB 25, deferred compensation for options granted to employees is equal to its intrinsic value, determined as the difference between the exercise price and the deemed value of the underlying stock on the date of grant. For purposes of financial accounting for employee stock-based compensation, management has applied hindsight within each year to arrive at deemed values for the shares underlying the options. The Company has recorded deferred stock-based compensation equal to the difference between these deemed values and the exercise prices.

In connection with certain restricted share and stock option grants to employees, the Company recorded deferred stock-based compensation costs of $20.0 million, $40.1 million and $540.7 million in 2001, 2002 and 2003. Amortization of deferred stock-based compensation totaled $12.2 million, $20.2 million and $213.5 million in 2001, 2002 and 2003. The deferred stock-based compensation is being amortized using the accelerated vesting method, in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 123, Accounting for Stock-based Compensation (“SFAS 123”), EITF 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in connection with Selling, Goods or Services (“EITF 96-18”), and Financial Accounting Standards Board (“FASB”) Interpretation (“FIN”) No. 28, over the vesting

Google Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of March 31, 2004 and for the three months ended March 31, 2003 and 2004 is unaudited)

period of each respective restricted share and stock option, generally over four to five years. The remaining unamortized, deferred stock-based compensation for all restricted shares and stock option grants through December 31, 2003 assuming no change in the stock option accounting rules and assuming all employees remain employed at Google for their remaining vesting periods will be expensed as follows over each of the next five years and thereafter (in millions):

2004	$204.8
2005	96.3
2006	47.5
2007	16.1
2008	3.5
Thereafter	1.5

$369.7

The Company accounts for stock awards issued to non-employees in accordance with the provisions of SFAS 123 and EITF 96-18. Under SFAS 123 and EITF 96-18, the Company uses the Black-Scholes method to measure the value of options granted to non-employees at each vesting date to determine the appropriate charge to stock-based compensation.

The Company recorded stock-based compensation expense of $186,000, $1.5 million, and $15.8 million for the value of stock options earned by non-employees in 2001, 2002 and 2003.

At December 31, 2003, there were 500,150 unvested options to purchase shares of Class A Senior common stock held by non-employees with a weighted- average exercise price of $0.69 and a weighted-average 48 month remaining vesting period. These options will generally vest on a monthly and ratable basis subsequent to December 31, 2003.

Pro forma information regarding net income has been determined as if the Company had accounted for its employee stock options under the method prescribed by SFAS 123. The resulting effect on pro forma net income disclosed is not likely to be representative of the effects on net income on a pro forma basis in future years due to additional grants and years of vesting in subsequent years.

Google Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of March 31, 2004 and for the three months ended March 31, 2003 and 2004 is unaudited)

Had compensation cost for options granted under the option plans (see Note 9) been determined based on the fair value method prescribed by SFAS 123, the Company’s net income and net income per share would have been adjusted to the pro forma amounts below (in thousands):

	Year Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
				(unaudited)
Net income, as reported	$6,985	$99,656	$105,648	$25,800	$63,973
Add: Stock-based employee compensation expense included in reported net income	12,197	20,175	213,545	34,619	73,717
Deduct: Total stock-based employee compensation expense under the fair value based method for all awards	(14,648)	(22,390)	(215,946)	(34,943)	(74,605)

Net income, pro forma	$4,534	$97,441	$103,247	$25,476	$63,085

Net income per share:
As reported—basic	$0.07	$0.86	$0.77	$0.20	$0.42
Pro forma—basic	$0.05	$0.85	$0.75	$0.20	$0.42
As reported—diluted	$0.04	$0.45	$0.41	$0.10	$0.24
Pro forma—diluted	$0.02	$0.44	$0.40	$0.10	$0.24

For purposes of the above pro forma calculation, the value of each option granted through March 31, 2004 was estimated on the date of grant using the Black-Scholes pricing model with the following weighted-average assumptions:

	Year Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
				(unaudited)
Risk-free interest rate	4.38%	3.34%	2.11%	2.05%	2.20%
Expected volatility	100%	75%	75%	75%	75%
Expected life (in years)	4	3	3	3	3
Dividend yield	—	—	—	—	—

The weighted-average fair value of an option granted in 2001, 2002 and 2003, and in the three months ended March 31, 2003 and 2004, was $0.91, $2.79 and $29.12, and $14.16 and $67.06, using the Black-Scholes pricing model.

Stock Options Exercised Early

The Company typically allows employees to exercise options prior to vesting. In accordance with EITF 00-23, Issues Related to Accounting for Stock Compensation under APB Opinion No. 25 and FASB Interpretation No. 44, stock options granted or modified after March 21, 2002, which are subsequently exercised for cash prior to vesting are treated differently from prior grants and related exercises. The consideration received for an exercise of an option granted after the effective date of this guidance is considered to be a deposit of the exercise price and the related dollar amount is recorded as a liability. The shares and liability are only reclassified into equity on a ratable basis as the award vests. The Company has appropriately applied the guidance and recorded a liability on the consolidated balance sheets relating to 3,281,004, 11,987,482 and 10,945,942 of options granted subsequent to

Google Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of March 31, 2004 and for the three months ended March 31, 2003 and 2004 is unaudited)

March 21, 2002 that were exercised and are unvested at December 31, 2002 and 2003 and at March 31, 2004. Furthermore, these shares are not presented as outstanding on the accompanying consolidated statements of redeemable convertible preferred stock warrant and stockholders’ equity and consolidated balance sheets. Instead, these shares are disclosed as outstanding options in the footnotes to these financial statements.

Stock Split

In February and June 2003, the Company affected separate two-for-one stock splits. In addition, the Company affected other splits in prior years. All references to Class A Senior common shares, common shares and preferred stock and per share amounts including options and warrants to purchase Class A Senior common shares, common shares and preferred stock have been retroactively restated to reflect the stock split as if such split had taken place at the inception of the Company.

Net Income Per Share

The Company computes net income per share in accordance with SFAS 128, Earnings per Share. Under the provisions of SFAS 128, basic net income per share is computed using the weighted average number of Class A Senior common shares and common shares outstanding during the period except that it does not include unvested Class A Senior common shares and common shares subject to repurchase or cancellation. Diluted net income per share is computed using the weighted average number of Class A Senior common shares and common shares and, if dilutive, potential Class A Senior common shares and common shares outstanding during the period. Potential Class A Senior common shares and common shares consist of the incremental Class A Senior common shares and common shares issuable upon the exercise of stock options, warrants, unvested common shares subject to repurchase or cancellation and convertible preferred stock. The dilutive effect of outstanding stock options and warrants is reflected in diluted earnings per share by application of the treasury stock method. Convertible preferred stock is reflected on an if-converted basis.

Google Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of March 31, 2004 and for the three months ended March 31, 2003 and 2004 is unaudited)

The following table sets forth the computation of basic and diluted net income per share (in thousands, except per share amounts):

	Year Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
				(unaudited)
Basic and diluted net income per share:
Numerator:
Net income	$6,985	$99,656	$105,648	$25,800	$63,973

Denominator:
Weighted average Class A Senior common shares and common shares outstanding	125,135	143,317	168,093	158,982	173,737
Less: Weighted average unvested Class A Senior common shares and common shares subject to repurchase or cancellation	(30,612)	(28,075)	(30,396)	(31,643)	(22,653)

Denominator for basic calculation	94,523	115,242	137,697	127,339	151,084
Effect of dilutive securities
Add:
Weighted average convertible preferred shares	70,432	70,432	71,128	70,432	71,662
Stock options and warrants and weighted average unvested Class A Senior common shares and common shares subject to repurchase or cancellation	21,821	34,959	47,813	50,916	41,437

Denominator for diluted calculation	186,776	220,633	256,638	248,687	264,183

Net income per share, basic	$0.07	$0.86	$0.77	$0.20	$0.42

Net income per share, diluted	$0.04	$0.45	$0.41	$0.10	$0.24

Google Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of March 31, 2004 and for the three months ended March 31, 2003 and 2004 is unaudited)

Certain Risks and Concentrations

The Company’s revenues are principally derived from online advertising, the market for which is highly competitive and rapidly changing. Significant changes in this industry or changes in customer buying behavior could adversely affect the Company’s operating results.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash equivalents, investments and accounts receivable. Cash equivalents consist of money market funds. Short term investments consist primarily of agency notes, market auction preferred securities, municipal auction rate receipts and municipal bonds held with five financial institutions. Accounts receivable are typically unsecured and are derived from revenues earned from customers primarily located in the U.S. In 2003 and in the three months ended March 31, 2004, the Company generated approximately 74% and 70% of its net revenues from customers based in the U.S. with the majority of customers outside of the U.S. located in Japan and Europe. Many of the Company’s Network members are in the Internet industry. To appropriately manage this risk, the Company performs ongoing evaluations of customer credit and limits the amount of credit extended, but generally no collateral is required. The Company maintains reserves for estimated credit losses and these losses have generally been within management’s expectations.

No customer accounted for greater than 10% of net revenues in 2001, 2002 and 2003 or in the three months ended March 31, 2003 and 2004.

Google Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of March 31, 2004 and for the three months ended March 31, 2003 and 2004 is unaudited)

Fair Value of Financial Instruments

The carrying amounts of the Company’s financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities, approximate fair value because of their short maturities. The carrying amounts of the Company’s equipment loans and capital leases approximate fair value of these obligations based upon management’s best estimates of interest rates that would be available for similar debt obligations at December 31, 2002 and 2003.

Cash and Cash Equivalents and Short-Term Investments

The Company invests its excess cash in money market funds and in highly liquid debt instruments of the U.S. government, its agencies and municipalities. All highly liquid investments with stated maturities of three months or less from date of purchase are classified as cash equivalents; highly liquid investments with stated maturities of greater than three months are classified as short-term investments.

Management determines the appropriate classification of its investments in debt and marketable equity securities at the time of purchase and reevaluates such designation at each balance sheet date. The Company’s debt and marketable equity securities have been classified and accounted for as available-for-sale. The Company does not intend to hold securities with stated maturities greater than twelve months until maturity. In response to changes in the availability of and the yield on alternative investments as well as liquidity requirements, the Company occasionally sells these securities prior to their stated maturities. These securities are carried at fair value, with the unrealized gains and losses, net of taxes, reported as a component of stockholders’ equity. Any realized gains or losses on the sale of short-term investments are determined on a specific identification method, and such gains and losses are reflected as a component of interest income or expense.

Accounts Receivable

Accounts receivable are recorded at the invoiced amount and are non-interest bearing. The Company maintains an allowance for doubtful accounts to reserve for potentially uncollectible receivables. Management reviews the accounts receivable by aging category to identify specific customers with known disputes or collectibility issues. In determining the amount of the reserve, management makes judgments about the creditworthiness of significant customers based on ongoing credit evaluations. The Company also maintains a sales allowance to reserve for potential credits issued to customers. The amount of the reserve is determined based on historical credits issued.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally two to five years. Equipment under capital leases and leasehold improvements are amortized over the shorter of the lease term or the estimated useful lives of the assets. Construction in process is primarily related to the building of production equipment servers and lease-hold improvements. Depreciation for these assets commences once they are placed in service.

Long-Lived Assets Including Goodwill and Other Acquired Intangible Assets

The Company reviews property and equipment and certain identifiable intangibles, excluding goodwill, for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be

Google Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of March 31, 2004 and for the three months ended March 31, 2003 and 2004 is unaudited)

recoverable. Recoverability of these assets is measured by comparison of its carrying amount to future undiscounted cash flows the assets are expected to generate. If property and equipment and certain identifiable intangibles are considered to be impaired, the impairment to be recognized equals the amount by which the carrying value of the assets exceeds its fair market value. The Company has made no adjustments to its long-lived assets in any of the years presented.

The Company has adopted SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually or sooner whenever events or changes in circumstances indicate that they may be impaired. The Company completed its first goodwill impairment test at November 30, 2003, and found no impairment. The test was based on the Company’s single operating segment and reporting unit structure.

SFAS No. 142 also requires that intangible assets with definite lives be amortized over their estimated useful lives and reviewed for impairment whenever events or changes in circumstances indicate an asset’s carrying value may not be recoverable in accordance with SFAS No. 144, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. The Company is currently amortizing its acquired intangible assets with definite lives over periods ranging from 2 to 3 years. The Company believes no events or changes in circumstances have occurred that would require an impairment test for these assets.

Income Taxes

The Company recognizes income taxes under the liability method. Deferred income taxes are recognized for differences between the financial reporting and tax bases of assets and liabilities at enacted statutory tax rates in effect for the years in which the differences are expected to reverse. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

Foreign Currency

Generally, the functional currency of the Company’s international subsidiaries is the local currency. The financial statements of these subsidiaries are translated to U.S. dollars using month-end rates of exchange for assets and liabilities, and average rates of exchange for revenues, costs and expenses. Translation gains (losses) are deferred and recorded in accumulated other comprehensive income as a component of stockholders’ equity. The Company recorded $1.7 million of net translation gains in 2003. There was no translation gain or loss in 2001 and 2002. Net gains and losses resulting from foreign exchange transactions are included in the consolidated income statements. The Company recognized $2.1 million of net gains resulting from foreign exchange transactions in 2003. Net transaction gains and losses recognized during 2001 and 2002 were not material.

Advertising Expenses

The Company expenses advertising costs in the period in which they are incurred. For the years ended December 31, 2001, 2002 and 2003 advertising expenses totaled approximately $5.3 million, $7.0 million and $20.9 million, including $2.8 million and $1.4 million of warrant amortization expense in 2001 and 2002 and none in 2003.

Comprehensive Income

Comprehensive income is comprised of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on foreign exchange and unrealized gains and losses on available-

Google Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of March 31, 2004 and for the three months ended March 31, 2003 and 2004 is unaudited)

for-sale investments. The differences between total comprehensive income and net income as disclosed on the consolidated statement of redeemable convertible preferred stock warrant and stockholders’ equity for 2001, 2002 and 2003 were insignificant.

Recent Accounting Pronouncements

In November 2002, the EITF reached a consensus on Issue 00-21, Accounting for Multiple Element Revenue Arrangements, addressing how to account for arrangements that involve the delivery or performance of multiple products, services, and/or rights to use assets. Revenue arrangements with multiple deliverables are divided into separate units of accounting if the deliverables in the arrangement meet the following criteria: (1) the delivered item has value to the customer on a standalone basis; (2) there is objective and reliable evidence of the fair value of undelivered items; and (3) delivery of any undelivered item is probable. Arrangement consideration should be allocated among the separate units of accounting based on their relative fair values, with the amount allocated to the delivered item being limited to the amount that is not contingent on the delivery of additional items or meeting other specified performance conditions. The guidance in Issue 00-21 is effective for revenue arrangements entered into in fiscal periods after June 15, 2003. The adoption of Issue 00-21 did not have an impact on the Company’s financial statements.

During November 2002, the FASB issued FIN 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34. FIN 45 elaborates on the existing disclosure requirements for a guarantor in its interim and annual financial statements regarding its obligations under guarantees issued. It also clarifies that at the time a guarantee is issued, the guarantor must recognize an initial liability for the fair value of the obligations it assumes under the guarantee and must disclose that information in its financial statements. The initial recognition and measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002, and the disclosure requirements apply to guarantees outstanding at December 31, 2002. The Company adopted the provisions of FIN 45 at January 1, 2003. The adoption of this Interpretation did not have an impact on the Company’s operating results. See further discussion regarding indemnifications in Note 7.

In January 2003, the FASB issued FIN 46, Consolidation of Variable Interest Entities. FIN 46 clarifies the application of Accounting Research Bulletin No. 51. This Interpretation requires variable interest entities to be consolidated if the equity investment at risk is not sufficient to permit an entity to finance its activities without support from other parties or the equity investors lack specified characteristics. The Company does not have any variable interest entities.

In May 2003, the FASB issued SFAS 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS 150 establishes standards for how a company classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify certain financial instruments as a liability (or as an asset in some circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have an impact on the Company’s financial statements.

Google Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of March 31, 2004 and for the three months ended March 31, 2003 and 2004 is unaudited)

Note 2.    Cash, Cash Equivalents and Short-term Investments

Cash, cash equivalents and short-term investments consist of the following (in thousands):

	As of December 31,		As of March 31, 2004
	2002	2003
			(unaudited)
Cash and cash equivalents	$57,752	$148,995	$251,354

Short-term investments:
Municipal securities	$86,979	$166,538	$179,975
Market auction preferred securities	1,600	8,000	10,000
U.S. government notes	—	11,185	13,559

Total short-term investments	88,579	185,723	203,534

Total cash, cash equivalents and short-term investments	$146,331	$334,718	$454,888

The Company has not experienced any significant realized gains or losses on its investments in the periods presented. Gross unrealized gains and losses at December 31, 2002 and 2003 and at March 31, 2004 were not material.

The following table summarizes the estimated fair value of our securities held in short-term investments classified by the stated maturity date of the security (in thousands):

	As of December 31,		As of March 31, 2004
	2002	2003
			(unaudited)
Due within 1 year	$17,744	$29,381	$23,727
Due within 1 year through 5 years	—	81,830	129,202
Due within 5 years through 10 years	—	11,382	3,463
Due after 10 years	70,835	63,130	47,142

Total	$88,579	$185,723	$203,534

In addition, at December 31, 2002 and at both December 31, 2003 and March 31, 2004, the Company had $376,000 and $11.0 million of restricted cash and investment securities classified as other current assets which are included in “prepaid revenue share, expenses and other assets” in the accompanying consolidated balance sheets.

Note 3.    Interest Income (Expense) and Other

	Year Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
	(in thousands)
				(unaudited)
Interest income	$861	$1,215	$2,663	$513	$1,156
Interest expense	(1,758)	(2,570)	(1,931)	(550)	(286)
Other	1	(196)	3,458	(10)	(570)

Interest income (expense) and other, net	$(896)	$(1,551)	$4,190	$(47)	$300

Google Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of March 31, 2004 and for the three months ended March 31, 2003 and 2004 is unaudited)

Note 4.    Acquisitions

Applied Semantics, Inc.

In April 2003, the Company acquired all of the voting interests of Applied Semantics, Inc. (“ASI”) to strengthen its search and advertising programs, including content-targeted advertising programs. The transaction was accounted for as a business combination.

The total purchase price was $102.4 million and consisted of a cash payment of $41.5 million, including direct transaction costs of $400,000, and the issuance of 1,825,226 fully vested shares of the Company’s common stock and 557,574 fully vested and unvested options to purchase the Company’s common stock valued at $60.9 million. The intrinsic value of the unvested options to purchase 81,352 shares of common stock on the date of acquisition was recorded as deferred stock-based compensation and is being amortized as compensation expense on an accelerated basis over the related vesting periods of three to 47 months contingent upon each individual’s continued employment with the Company.

The fair values of the assets and liabilities acquired, including intangible assets, were determined by management with input from an appraiser. The total purchase price was allocated as follows (in thousands):

Goodwill	$84,192
Developed technology	16,600
Customer contracts and other	4,100
Net tangible assets acquired	3,612
Deferred tax asset	1,074
Deferred stock-based compensation	1,933
Deferred tax liabilities	(9,074)

Total	$102,437

Goodwill includes but is not limited to the synergistic value and potential competitive benefits that could be realized by the Company from the acquisition, any future products that may arise from ASI’s technology, as well as ASI’s skilled and specialized workforce. The goodwill amount is not deductible for tax purposes.

The developed technology and customer contracts and other have a weighted-average useful life of three and two years, and a combined weighted average life of 2.81 years.

Cash consideration of $900,000 may be paid over the next four years to certain former employees of ASI contingent upon their continued employment with the Company and will be recognized as expense as it is earned by the employees. As of December 31, 2003, the Company had paid approximately $300,000 of this amount.

Google Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of March 31, 2004 and for the three months ended March 31, 2003 and 2004 is unaudited)

The results of operations of ASI have been included in the Company’s consolidated income statements since the completion of the acquisition on April 23, 2003. The following unaudited pro forma information presents a summary of the results of operations of the Company assuming the acquisition of ASI occurred on January 1, 2002 (in thousands, except per share amounts):

	Year Ended December 31,
	2002	2003
	(unaudited)
Net revenues	$354,035	$964,693
Net income	$94,749	$105,072
Net income per share—basic:	$0.81	$0.76
Net income per share—diluted:	$0.43	$0.41

Other Acquisitions

During the year ended December 31, 2003 the Company acquired all of the voting interests of three other companies. Two of the companies were accounted for as business combinations. Because the third company was considered a development stage enterprise, the transaction was accounted for as an asset purchase in accordance with EITF Issue No. 98-3, Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business.

The total purchase price for the three acquisitions was $15.3 million and consisted of a cash payment of $1.5 million and the issuance of 440,000 fully vested shares of the Company’s common stock valued at $13.8 million. The total purchase price was allocated as follows (in thousands):

Goodwill	$3,250
Developed technology	3,651
Net liabilities assumed	(1,759)
Deferred tax liabilities	(1,487)
Purchased in-process research and development	11,618

Total	$15,273

Purchased in-process research and development of $11.6 million was expensed upon acquisition because technological feasibility had not been established and no future alternative uses existed. That amount is included in research and development expenses on the accompanying consolidated income statement and is not deductible for tax purposes.

Goodwill includes but is not limited to the synergistic value and potential competitive benefits that could be realized by the Company from the acquisitions, any future products that may arise from the related technology, as well as the skilled and specialized workforce acquired. The goodwill amount is not deductible for tax purposes.

The developed technology has a weighted-average useful life of three years.

In addition in conjunction with the acquisitions, the Company issued 235,000 restricted shares of the Company’s common stock valued at $10.8 million. The fair value of the restricted shares was recorded as deferred stock-based compensation and will be amortized to compensation expense on an accelerated basis over the related vesting periods of two to five years, contingent upon each individual’s continued employment with the Company.

Google Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of March 31, 2004 and for the three months ended March 31, 2003 and 2004 is unaudited)

Note 5.    Goodwill and Other Intangible Assets

The changes in the carrying amount of goodwill for the year ended December 31, 2003, are as follows (in thousands):

Balance as of January 1, 2003	$—
Goodwill acquired during year	87,442

Balance as of December 31, 2003	$87,442

Information regarding the Company’s acquisition-related intangible assets that are being amortized is as follows (in thousands):

	As of December 31, 2003
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value
Developed technology	$20,917	$5,514	$15,403
Customer contracts and other	4,100	1,389	2,711

Total	$25,017	$6,903	$18,114

Amortization expense of acquisition-related intangible assets for the year ended December 31, 2003 was $6.3 million.

Estimated amortization expense for acquisition-related intangible assets on the Company’s December 31, 2003 consolidated balance sheet for the fiscal years ending December 31, is as follows (in thousands):

2004	$8,767
2005	7,423
2006	1,924

$18,114

Note 6.    Property and Equipment

Property and equipment consist of the following (in thousands):

	As of December 31,		As of March 31, 2004
	2002	2003
			(unaudited)
Information technology assets	$78,764	$204,417	$258,751
Furniture and fixtures	1,835	6,803	9,103
Leasehold improvements	908	7,677	8,044
Construction in process	5,379	42,940	71,855

Total	86,886	261,837	347,753
Less accumulated depreciation and amortization	33,013	73,582	94,747

Property and equipment, net	$53,873	$188,255	$253,006

Google Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of March 31, 2004 and for the three months ended March 31, 2003 and 2004 is unaudited)

Note 7.    Commitments and Contingencies

Capital Leases

In June 2001, the Company entered into a master equipment lease agreement with a financial institution. The agreement provided for an initial equipment lease line of credit not to exceed $5.0 million. In October 2001, the same financial institution provided for the syndication of another equipment lease line of credit not to exceed $10.0 million. At December 31, 2003, $15.0 million had been borrowed under these equipment lease lines of credit.

The equipment financed under the capital lease arrangement is included in property and equipment and the related amortization is included in depreciation and amortization expense. The cost of assets financed under the capital lease was $15.0 million at December 31, 2002 and 2003. The related amortization expense was $728,000, $3.4 million and $5.0 million during 2001, 2002 and 2003 and accumulated amortization was $4.1 million and $9.1 million at December 31, 2002 and 2003. The equipment leases have payment terms of 36 months.

The Company has issued warrants to purchase 179,956 shares of Series C convertible preferred stock in connection with its draw on the equipment lease lines (see Note 9).

Operating Leases

During 2003, the Company entered into a nine year sublease agreement for its headquarters in Mountain View, California. According to the terms of the sublease, the Company will begin making payments in July 2005 and payments will increase at 3% per annum thereafter. The Company recognizes rent expense under this arrangement on a straight line basis. The lease terminates on December 31, 2012, however, the Company may exercise two five year renewal options at its discretion. The Company has an option to purchase the property for approximately $172.4 million, which is exercisable in 2006. At December 31, 2003, the Company had not made a decision with respect to this purchase option. In connection with the lease, the Company has a letter of credit which requires it to maintain $9.0 million of cash and investment securities as collateral. This required collateral effectively expires in April 2004. As a result, it is classified as other current assets, which is included in “prepaid revenue share, expenses and other assets” on the accompanying consolidated balance sheets. At December 31, 2003, the Company was in compliance with its financial covenants under the lease.

In addition, the Company has entered into various non-cancelable operating lease agreements for its offices throughout the U.S. and for international subsidiaries with original lease periods expiring between 2004 and 2015. The Company is committed to pay a portion of the buildings’ operating expenses as determined under the agreements. Certain of these arrangements have free or escalating rent payment provisions. The Company recognizes rent expense under such arrangements on a straight line basis. Total payments relating to leases having an initial or remaining non-cancelable term less than one year are $2.3 million and are not included in the table below. Rent expense was $2.0 million, $3.7 million, and $8.9 million in 2001, 2002, and 2003.

Google Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of March 31, 2004 and for the three months ended March 31, 2003 and 2004 is unaudited)

At December 31, 2003, future payments under capital leases and minimum payments under non-cancelable operating leases with a remaining term greater than one-year are as follows over each of the next five years and thereafter (in thousands):

	Capital Leases	Operating Leases
2004	$5,304	$7,378
2005	2,080	13,596
2006	—	18,620
2007	—	18,774
2008	—	18,769
Thereafter	—	69,592

Total minimum payments required	7,384	$146,729

Less amounts representing interest	775

Minimum future payments of principal	6,609
Current portion	4,621

Long-term portion	$1,988

AdSense Agreements

In connection with our AdSense revenue share agreements, the Company is periodically required to make non-cancelable guaranteed minimum revenue share payments to a small number of its Google Network members over the term of the respective contracts. Under some of our contracts, these guaranteed payments can vary based on the Google Network members achieving defined performance terms, such as number of advertisements displayed or search queries. In some cases, certain guaranteed amounts will be adjusted downward if the Google Network members do not meet their performance terms and, in some cases, these amounts will be adjusted upward if they exceed their performance terms. In all but one of these AdSense agreements, if a Google Network member were unable to perform under the contract, such as being unable to provide search queries, as defined under the terms of that agreement, then the Company would not be obligated to make any non-cancelable guaranteed minimum revenue share payments to that member.

Under one AdSense agreement, through 2005 the Company is obligated to make $5.6 million of non-cancelable guaranteed minimum revenue share payments irrespective of whether or not the Google Network member achieves defined performance goals. The only circumstance in which the non-cancelable guaranteed minimum revenue share payments would not be due to this Google Network member would be material breach, as defined in the agreement.

Management believes future non-cancelable guaranteed minimum revenue share payments will be significantly greater than the contractual minimum of $5.6 million. To date, total advertiser fees generated under these AdSense agreements have exceeded the total guaranteed minimum revenue share payments. In 2003, the Company made $108.8 million of non-cancelable minimum guaranteed revenue payments.

Purchase Obligations

Additionally, the Company had $11.9 million of other non-cancelable contractual obligations and $24.9 million of open purchase orders for which we have not received the related services or goods at

Google Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of March 31, 2004 and for the three months ended March 31, 2003 and 2004 is unaudited)

December 31, 2003. The Company has the right to cancel these open purchase orders upon 10 days notice prior to the date of delivery. The majority of these purchase obligations are related to data center operations.

Letters of Credit

Associated with several leased facilities, the Company has unused letters of credit for $12.2 million and related compensating balances of $11.0 million as included in “prepaid revenue share, expenses and other assets” in the accompanying consolidated balance sheets. At December 31, 2003, the Company was in compliance with its financial covenants under the letters of credit.

Indemnifications

While the Company has various guarantees included in contracts in the normal course of business, primarily in the form of indemnities, these guarantees do not represent significant commitments or contingent liabilities of the indebtedness of others. Accordingly, the Company has not recorded a liability related to indemnification provisions.

Legal Matters

Overture Services (now owned by Yahoo) has sued the Company, claiming that the Google AdWords program infringes certain claims of an Overture Services patent. It also claims that the patent relates to an Overture Services own bid-for-ad placement business model and its pay-for-performance technologies. The Company is currently litigating this case. If Overture Services wins, it may significantly limit the Company’s ability to use the AdWords program, and the Company also may be required to pay damages. While management currently believes that the lawsuit is without merit and that the amount of the ultimate liability, if any, with respect to this action will not materially affect the financial position, results of operations, or liquidity of the Company, the ultimate outcome of any litigation is uncertain. Were an unfavorable outcome to occur, the impact could be material to the Company.

Currently, there is no other significant litigation pending against the Company other than as disclosed in the paragraph above. From time to time, the Company may become a party to litigation and subject to claims incident to the ordinary course of the Company’s business. Although the results of litigation and claims cannot be predicted with certainty, the Company believes that the final outcome of such matters will not have a material adverse effect on the Company’s business, results of operations or financial condition. Regardless of outcome, litigation can have an adverse impact on the Company because of defense costs, diversion of management resources and other factors.

Note 8.    Redeemable Convertible Preferred Stock Warrant

As a part of an AdSense agreement entered into during 2002, the Company issued to the Google Network member fully vested warrants to purchase 7,437,452 shares of Series D convertible preferred stock. The warrants have an exercise price of $2.91 and a life of five years. These warrants expire in 2012.

The Company determined the fair value of the warrants to be $13.9 million. At December 31, 2003, the warrants have been fully amortized.

Under certain circumstances, the Company could be required to pay the holder of the warrant the lesser of (i) the fair value of the warrants (as calculated and defined in the warrant agreement using a Black-Scholes pricing model) and (ii) $5.82 per share for maximum payment of approximately $43.3 million.

Google Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of March 31, 2004 and for the three months ended March 31, 2003 and 2004 is unaudited)

As a result of the redemption feature of the warrant, the fair value of the warrants has been classified outside of stockholders’ equity. Currently, the circumstances necessary for this warrant to be redeemable are not probable and, therefore, the warrant has not been classified as a liability and the value has not been adjusted from the calculated amount. In the future, should a redemption event become probable, the warrant value would be reclassified as a liability and its value adjusted. Any adjustments in value would be recorded as a deemed dividend.

Note 9.    Stockholders’ Equity

Convertible Preferred Stock

Convertible preferred stock consists of the following (in thousands):

	As of December 31,
	2002		2003
	Shares Authorized	Shares Issued and Outstanding	Shares Authorized	Shares Issued and Outstanding	Aggregate Liquidation Preference
Series A	15,360	15,360	15,360	15,360	$960
Series A-1	15,360	—	15,360	—	—
Series B	50,651	49,823	50,445	49,823	24,677
Series B-1	50,651	—	50,445	—	—
Series C	10,000	5,249	9,149	6,479	15,178
Series C-1	10,000	—	9,149	—	—
Series D	7,437	—	7,437	—	—
Series D-1	7,437	—	7,437	—	—

	166,896	70,432	164,782	71,662	$40,815

Significant terms of the Series A, A-1, B, B-1, C, C-1, D and D-1 convertible preferred stock are as follows:

•	Holders of Series A, Series B, Series C and Series D convertible preferred stock are entitled to noncumulative dividends of $0.00625, $0.0496, $0.2343 and $0.2910 per share, respectively, if and when declared by the board of directors in preference to holders of common stock. No dividends have been declared through December 31, 2003.

•	In the event of liquidation, dissolution, or winding up of the Company, either voluntarily or involuntarily, stockholders will receive distributions of $0.0625 for each share of Series A or A-1 convertible preferred stock, $0.4953 for each share of Series B or B-1 convertible preferred stock, and $2.3425 for each share of Series C or C-1 convertible preferred stock, and $2.91 for each share of Series D or D-1 convertible preferred stock. All remaining assets will be shared on a prorata basis between the Class A Senior common and common stockholders.

•	Each share of the convertible preferred stock is convertible into one share of Class A Senior common stock of the Company at the option of the holder and carries voting rights equivalent to the Class A Senior common stock on a share-for-share basis. The conversion rate of the convertible preferred stock is subject to adjustment in the event of, among other things, stock splits and stock dividends. Each share of convertible preferred stock automatically converts into Class A Senior common stock in the event of a public offering of the Company’s common stock in which the gross proceeds and the offering price per share exceed certain minimum amounts.

Google Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of March 31, 2004 and for the three months ended March 31, 2003 and 2004 is unaudited)

•	The holders of Series A, B, C, and D convertible preferred stock are entitled to the right of first offer with respect to equity financings of the Company (which does not include an initial public offering of the Company’s stock). If the stockholders do not exercise this right in the event of an equity financing at a price per share less than the original respective issue price of Series A, B, C and D convertible preferred stock, then shares of Series A, B, C and D convertible preferred stock will be automatically converted into an equivalent number of shares of Series A-1, B-1, C-1, or D-1 convertible preferred stock, respectively.

Class A Senior Common Stock and Common Stock

The Company’s board of directors has authorized two classes of common stock, Class A Senior common stock and common stock. At December 31, 2003 there were 11,220,718 and 161,632,445 shares legally outstanding of common stock and Class A Senior common stock. The rights of the holders of Class A Senior common stock and common stock are identical, except with respect to voting. Each share of common stock is entitled to one vote per share. Each share of Class A Senior common stock is entitled to ten votes per share. Shares of Class A Senior common stock may be converted at any time at the option of the stockholder and automatically convert upon sale or transfer to common stock. See Note 13.

At December 31, 2003, there were 115,986,783 shares of senior common stock and common stock reserved for future issuance, as presented in the following table:

Outstanding convertible preferred stock	71,662,432
Outstanding options to purchase Class A Senior common stock and common stock	17,363,122
Options to purchase Class A Senior common stock and common stock available for grant	5,440,155
Warrants to purchase Class A Senior common stock	1,294,308
Warrants to purchase convertible preferred stock	8,239,284
Unvested shares related to options granted and exercised subsequent to March 21, 2002 to purchase Class A Senior common stock and common stock	11,987,482

Total Class A Senior common stock and common stock reserved for future issuance	115,986,783

Stock Plans

The Company maintains the 1998 Stock Plan, the 2000 Stock Plan, the 2003 Stock Plan, the 2003 Stock Plan (No. 2) and the 2003 Stock Plan (No. 3) and plans assumed through acquisitions which are collectively referred to as the “Stock Plans.” Under the Company’s Stock Plans, incentive and nonqualified stock options or rights to purchase Class A Senior common stock and common stock may be granted to eligible participants. Options must be priced to be at least 85% of the Class A Senior common stock or common stock’s fair market value at the date of grant as determined by the board of directors (100% in the case of incentive stock options). Options are generally granted for a term of ten years. Initial options granted under the Stock Plans generally vest 25% after the first year of service and ratably each month over the remaining 36-month period. Additional options granted under the Stock Plans generally vest 20% after the first year of service and ratably each month over the remaining 48-month period. Typically, options may be exercised prior to vesting. Sales of stock under stock purchase rights are made pursuant to restricted stock purchase agreements. There are 24,205,579 shares of Class A Senior common stock and common stock outstanding and subject to repurchase related to the Stock Plans at December 31, 2003. Of this total, 12,218,097 and 11,987,482 shares are related to options granted through and after March 21, 2002, in accordance with EITF 00-23, respectively.

Google Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of March 31, 2004 and for the three months ended March 31, 2003 and 2004 is unaudited)

The following table summarizes the activity under the Company’s Stock Plans:

	Options Outstanding
	Shares Available for Grant	Number of Shares	Weighted-Average Exercise Price
Balance at December 31, 2000	18,884,848	8,477,488	$0.25
Additional options authorized	15,241,708	—	—
Options granted	(26,990,768)	26,990,768	$0.30
Options exercised	—	(17,754,728)	$0.30
Options canceled	898,000	(898,000)	$0.24
Options repurchased	443,740	—	$0.06

Balance at December 31, 2001	8,477,528	16,815,528	$0.28
Additional options authorized	14,400,000	—	—
Options granted	(14,980,716)	14,980,716	$0.30
Options exercised	—	(8,520,668)	$0.28
Options canceled	351,100	(351,100)	$0.30
Options repurchased	557,772	—	$0.25

Balance at December 31, 2002	8,805,684	22,924,476	$0.29
Additional options authorized	16,034,880	—	—
Options granted	(19,846,158)	19,846,158	$2.65
Options exercised	—	(13,145,075)	$0.54
Options canceled	274,955	(274,955)	$1.50
Options repurchased	170,794	—	$0.29

Balance at December 31, 2003	5,440,155	29,350,604	$2.47
Options granted (unaudited)	(1,005,120)	1,005,120	$16.28
Options exercised (unaudited)	—	(2,766,102)	$2.83
Options canceled (unaudited)	66,601	(66,601)	$2.57
Options repurchased (unaudited)	91,822	—	$0.09

Balance at March 31, 2004 (unaudited)	4,593,458	27,523,021	$3.27

The number of options outstanding at December 31, 2002 and 2003 and March 31, 2004 includes 3,281,004, 11,987,482 and 10,945,942 of options granted and exercised subsequent to March 21, 2002 that are unvested at December 31, 2002 and 2003 and March 31, 2004, in accordance with EITF 00-23, Issues related to the accounting for stock compensation under APB Opinion No. 25 and FASB Interpretation No. 44.

Google Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of March 31, 2004 and for the three months ended March 31, 2003 and 2004 is unaudited)

The following table summarizes additional information regarding outstanding and exercisable options at December 31, 2003:

	Options Outstanding					Options Exercisable
Range of Exercise Prices	Total Number of Shares	Unvested options granted and exercised subsequent to March 21, 2002	Number of Shares	Wtd. Avg. Remaining Life (Years)	Wtd. Avg. Exercise Price	Number of Shares	Wtd. Avg. Exercise Price
$0.01–$ 2.00	21,080,838	10,548,989	10,531,849	8.1	$0.40	10,304,146	$0.40
$3.50–$ 3.50	1,211,262	540,214	671,048	9.4	$3.50	597,648	$3.50
$5.00–$ 7.00	5,771,739	628,559	5,143,180	9.5	$5.15	5,037,530	$5.15
$9.00–$ 9.00	476,050	155,508	320,542	9.8	$9.00	291,742	$9.00
$10.00–$10.00	810,715	114,212	696,503	9.9	$10.00	664,203	$10.00

$0.01–$10.00	29,350,604	11,987,482	17,363,122	8.7	$2.47	16,895,269	$2.45

The number of options exercisable at December 31, 2001 and 2002 were 16,815,528 and 22,924,476.

The following table summarizes additional information regarding outstanding and exercisable options at March 31, 2004 (unaudited):

	Options Outstanding					Options Exercisable
Range of Exercise Prices	Total Number of Shares	Unvested options granted and exercised subsequent to March 21, 2002	Number of Shares	Wtd. Avg. Remaining Life (Years)	Wtd. Avg. Exercise Price	Number of Shares	Wtd. Avg. Exercise Price
$0.01–$ 2.00	18,272,609	9,010,008	9,262,601	7.9	$0.40	9,074,469	$0.40
$3.50–$ 3.50	1,210,012	616,900	593,112	9.1	$3.50	519,712	$3.50
$5.00–$ 7.00	5,765,289	745,631	5,019,658	9.3	$5.14	4,916,375	$5.14
$9.00–$ 9.00	469,300	186,058	283,242	9.5	$9.00	254,442	$9.00
$10.00–$12.00	1,156,875	251,957	904,938	9.7	$10.79	862,188	$10.80
$20.00–$20.00	648,940	136,175	512,765	10.0	$20.00	491,115	$20.00

$0.01–$20.00	27,523,025	10,946,709	16,576,312	8.5	$3.27	16,118,301	$3.24

Note Receivable from Stockholder / Officer

In connection with the exercise of employee stock options, the Company has a $4.3 million loan receivable at December 31, 2003. This outstanding balance is for a loan that was made in 2001, to the Company’s Chief Executive Officer pursuant to a full recourse promissory note and stock pledge agreement. The note accrues interest at 7.38% compounded semi-annually and is repayable in full on September 28, 2005. See Note 13.

Google Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of March 31, 2004 and for the three months ended March 31, 2003 and 2004 is unaudited)

Warrants to Purchase Class A Senior Common and Preferred Stock

	Shares Subject to Purchase at December 31, 2003	Weighted Average Exercise Price Per Share
Warrants Type
Class A Senior Common	1,294,308	$0.46
Series B Convertible Preferred	621,876	$0.72
Series C Convertible Preferred	179,956	$2.34
Series D Convertible Preferred	7,437,452	$2.91

Total	9,533,592	$2.42

No warrants outstanding at December 31, 2003 were exercised or canceled, and no warrants to purchase our stock were issued, in the three months ended March 31, 2004.

The Company determined the value of these warrants at the date of grant using the Black-Scholes option pricing model based on the estimated fair value of the underlying stock, a volatility rate of 100% or 75%, no dividends, a risk-free interest rate ranging from 4.93% to 6.84%, and an expected life of three to ten years which coincides with the maximum exercise periods of the warrants.

Class A Senior Common

In 2001, the Company issued fully vested, nonforfeitable warrants to purchase 1,194,308 shares of Class A Senior common stock at a price of $0.30 per share in connection with recruitment fees. The Company determined the value of the warrants to be $1.1 million. The entire fair value of the warrants was expensed during 2001 as general and administrative expense on the accompanying consolidated income statements. Also, in October 2000, the Company issued fully vested, nonforfeitable warrants to purchase 100,000 shares of Class A Senior common stock at a price of $2.34 per share. The above warrants expire in 2006 and 2005.

Series B Preferred

In 1999, the Company issued fully vested, nonforfeitable warrants to purchase 403,840 shares of Series B convertible preferred stock in connection with an equipment line of credit. The warrants have an exercise price of $0.495. The Company determined the fair value of the warrants to be $157,000. In connection with additional drawdowns on the equipment line of credit during 2000, the Company issued 74,216 and 143,820 warrants to purchase Series B convertible preferred stock with an exercise price of $0.62 and $1.42, respectively. The Company determined the fair value of these warrants to be $28,000 and $269,000. The cost of the warrants was expensed as additional interest expense over the life of the loan arrangement. These warrants remain outstanding and expire in 2005.

Series C Preferred

In June 2000, the Company issued warrants to purchase shares of Series C convertible preferred stock to a customer in connection with a Branding and Promotion Agreement whereby the customer provided advertising to the Company over a two-year period. The warrants had an exercise price of $2.34 per share. The Company determined the fair value of the warrants to be $5.7 million. The entire fair value of the warrants was expensed ratably over the two years of the agreement as sales and marketing expense on the accompanying consolidated income statements. In June 2003, the warrant converted in accordance with its terms into 1,229,944 shares of Series C convertible preferred stock.

Google Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of March 31, 2004 and for the three months ended March 31, 2003 and 2004 is unaudited)

In 2001, the Company issued fully vested, nonforfeitable warrants to purchase 108,260 shares of Series C convertible preferred stock in connection with draw downs on the Company’s equipment lease lines of credit. The warrants have an exercise price of $2.345. The Company determined the fair value of the warrants to be $232,000. The cost of the warrants is being expensed as additional interest expense over the life of the lease arrangement. These warrants expire in 2011.

In 2002, the Company issued fully vested, nonforfeitable warrants to purchase 71,696 shares of Series C convertible preferred stock in connection with draw downs on the Company’s equipment lease lines of credit discussed in Note 7. The warrants have an exercise price of $2.345. The Company determined the fair value of the warrants to be $199,000. The cost of the warrants is being expensed as additional interest expense over the life of the lease arrangement. These warrants expire in 2012.

Series D Preferred

In 2002, the Company issued 7,437,452 redeemable warrants to purchase Series D convertible preferred stock to a customer in connection with a revenue-share agreement (see Note 8).

Note 10.    401(k) Plan

The Company has a 401(k) Savings Plan (the “401(k) Plan”) that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. Under the 401(k) Plan, participating employees may elect to contribute up to 15% of their eligible compensation, subject to certain limitations. The Company matches employee contributions up to the lesser of 3.5% of the employee’s salary or $2,200. Employee and Company contributions are fully vested when contributed. The Company contributed approximately $329,000, $663,000 and $1.7 million during 2001, 2002 and 2003, respectively.

Note 11.    Income Taxes

Income from continuing operations before income taxes included income/(loss) from foreign operations of approximately $500,000 and $(6.5) million for 2002 and 2003. Pretax income from foreign operations was immaterial for 2001.

The provision for (benefit from) income taxes consisted of the following (in thousands):

	Year Ended December 31,
	2001	2002	2003
Current:
Federal	$4,260	$74,081	$187,686
State	1,017	19,683	52,336
Foreign	—	1,367	965

Total	5,277	95,131	240,987
Deferred:
Federal	(1,782)	(8,504)	712
State	(412)	(1,368)	(693)
Foreign	—	—	—

Total	(2,194)	(9,872)	19

Provision for income taxes	$3,083	$85,259	$241,006

Google Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of March 31, 2004 and for the three months ended March 31, 2003 and 2004 is unaudited)

The reconciliation of federal statutory income tax rate to the Company’s effective income tax rate is as follows (in thousands):

	Year Ended December 31,
	2001	2002	2003
Expected provision at federal statutory rate, 35%	$3,524	$64,720	$121,329
State taxes, net of federal benefit	393	11,905	33,568
Stock based compensation expense	4,334	7,572	79,764
Foreign rate differential	—	—	3,249
In-process research and development	—	—	4,066
Valuation allowance (utilized)/provided	(5,558)	(461)	—
Other individually immaterial items	390	1,523	(970)

Provision for income taxes	$3,083	$85,259	$241,006

Deferred Tax Assets

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financing reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows (in thousands):

	As of December 31,
	2002	2003
Deferred tax assets:
Net operating loss carryforwards	$210	$482
Deferred compensation	4,054	5,661
State taxes	6,216	15,947
Deferred revenue	834	775
Accruals and reserves not currently deductible	4,725	4,684
Tax credits	—	291
Other	42	28

Total deferred tax assets	16,081	27,868
Deferred tax liabilities:
Depreciation	(3,959)	(15,778)
Identified intangibles	—	(8,223)
Other	(56)	(272)

Total deferred tax liabilities	(4,015)	(24,273)

Net deferred tax assets	$12,066	$3,595

The net valuation allowance decreased by approximately $5.6 million and $500,000 during the years ended December 31, 2001 and 2002 respectively.

At December 31, 2003, the Company had federal and state net operating loss carryforwards of approximately $604,000 and $5.3 million, respectively. As of December 31, 2003, the Company had federal credit carryforwards of approximately $291,000. The net operating loss and credit carryforwards will begin to expire in 2006, if not utilized.

Google Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of March 31, 2004 and for the three months ended March 31, 2003 and 2004 is unaudited)

Utilization of the net operating loss and credit carryforwards may be subject to substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

Note 12.    Information about Geographic Areas

The Company’s chief operating decision-makers (i.e., chief executive officer and his direct reports) review financial information presented on a consolidated basis, accompanied by disaggregated information about revenues by geographic region for purposes of allocating resources and evaluating financial performance. There are no segment managers who are held accountable for operations, operating results and plans for levels or components below the consolidated unit level. Accordingly, the Company considers itself to be in a single reporting segment and operating unit structure.

Net revenues by geography are based on the billing address of the advertiser. The following table sets forth revenues and long-lived assets by geographic area (in thousands):

	Year Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
				(unaudited)
Net revenues:
United States	$73,982	$275,347	$707,863	$135,873	$273,382
International	12,444	72,501	254,011	43,021	116,256

Total net revenues	$86,426	$347,848	$961,874	$178,894	$389,638

	As of December 31,
	2001	2002	2003
Long-lived assets:
United States	$28,217	$55,008	$267,348
International	—	87	43,876

Total long-lived assets	$28,217	$55,095	$311,224

Note 13.    Subsequent Events (unaudited)

Initial Public Offering and 2004 Stock Plan

In April 2004, the Company’s board of directors approved the filing of a registration statement with the Securities and Exchange Commission for an initial public offering of the Company’s common stock. In April 2004, the Company’s board of directors adopted the 2004 Stock Plan, and the Company expects its stockholders will approve the plan prior to the completion of this offering. The 2004 Stock Plan provides for the grant of incentive stock options to the Company’s employees and nonstatutory stock options, restricted stock, stock appreciation rights, performance units, performance shares, restricted stock units and other stock based awards to the Company’s employees, directors, and consultants. No awards have yet been issued pursuant to the 2004 Stock Plan.

Google Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of March 31, 2004 and for the three months ended March 31, 2003 and 2004 is unaudited)

Class A and Class B Common Stock

The Company’s certificate of incorporation provides that upon an initial public offering meeting certain criteria, the Company’s Class A Senior common stock, which has ten votes per share, would automatically convert into common stock, which has one vote per share. The Company’s board of directors has authorized an amendment to its certificate of incorporation to preserve the voting rights of its Class A Senior common stock at ten votes per share, and, as a result, these shares will no longer convert to common stock upon an initial public offering. In addition, shares of Class A Senior common stock may be converted at anytime at the option of the stockholder into common stock and automatically convert upon sale or transfer. Pursuant to this amendment each share of Class A Senior common stock will be reclassified as one share of Class B common stock and each share of common stock will be reclassified as Class A common stock. The Company expects our stockholders will approve these amendments prior to completion of this offering.

Shares issued and options granted under the Company’s 1998 Stock Plan and its 2003 Stock Plan were not exempt from registration or qualification under federal and state securities laws and the Company did not obtain the required registrations or qualifications. Shares issued and options granted under the Company’s 2003 Stock Plan (No. 2) and its 2003 Stock Plan (No. 3) were not exempt from registration or qualification under federal securities laws and the Company did not obtain the required registrations or qualifications. As a result, the Company intends to make a rescission offer to the holders of these shares and options beginning approximately 30 days after the effective date of this registration statement. If this rescission is accepted, the Company could be required to make aggregate payments to the holders of these shares and options of up to $34 million plus statutory interest. Federal securities laws do not expressly provide that a rescission offer will terminate a purchaser’s right to rescind a sale of stock that was not registered as required. If any or all of the offerees reject the rescission offer, the Company may continue to be liable under federal and state securities laws for up to an aggregate amount of approximately $34 million plus statutory interest. Management does not believe that this rescission offer will have a material effect on the Company’s results of operations, cash flows or financial position.

Note Receivable from Stockholder/Officer

In April 2004, the Company’s Chief Executive Officer fully repaid the principal and accrued interest due under a full recourse promissory note. See Note 9.

Item 14.	Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

Not applicable

Item 15.	Financial Statements and Exhibits

(a)	Financial Statements

See Item 13 above.

(b)	Exhibits

Except for Exhibit 99.1, which is included herein, the following exhibits are incorporated herein by reference from the Registration Statement or, where noted, will be filed by amendment:

Exhibit Number	Exhibit Title
2.01	Merger Agreement and Plan of Reorganization by and among Google Technology Inc., Bermuda Acquisition Inc., Applied Semantics Inc. and other parties signatory hereto dated as of April 18, 2003

3.01	Amended and Restated Certificate of Incorporation of Registrant as filed August 27, 2003

3.01.1*	Form of Second Amended and Restated Certificate of Incorporation of Registrant, to be filed upon the closing of the offering

3.02	Bylaws of Registrant

3.02.1*	Form of Amended and Restated Bylaws of Registrant, to be effective upon the closing of the offering

4.01	Third Amended and Restated Investor Rights Agreement dated May 31, 2002

4.02*	Specimen Class A common stock certificate

4.03*	Specimen Class B common stock certificate

10.01	Form of Indemnification Agreement entered into between Registrant, its affiliates and its directors and officers

10.02	1998 Stock Plan, as amended, and form of stock option agreement

10.03	1999 Stock Option/Stock Incentive Plan, as amended, and form of stock option agreement

10.04	2000 Stock Plan, as amended, and form of stock option agreement

10.05	2003 Stock Plan, as amended, and form of stock option agreement

10.06	2003 Stock Plan (No. 2) and form of stock option agreement

10.07	2003 Stock Plan (No. 3) and form of stock option agreement

10.08	2004 Stock Plan

10.09	Google Technology Sublease Agreement dated July 9, 2003 by and between Silicon Graphics, Inc. and Registrant

10.09.1	Amendment No. 1 to Sublease dated November 18, 2003 by and between Silicon Graphics, Inc. and Registrant

10.09.2	Amendment No. 2 to Sublease dated December 17, 2003 by and between Silicon Graphics, Inc. and Registrant

10.09.3	Landlord-Subtenant Agreement dated July 9, 2003 by and among WXIII/Amphitheatre Realty, L.L.C., Silicon Graphics, Inc. and Registrant

10.09.4	Second Amendment to Commercial Lease dated July 9, 2003 by and among WXIII/Amphitheatre Realty, L.L.C., Silicon Graphics, Inc. and Registrant

10.09.5	Amendment to Commercial Lease dated April 19, 2001 by and among the Goldman Sachs Group, Inc., Silicon Graphics, Inc. and Silicon Graphics Real Estate, Inc.
10.09.6	Lease between the Goldman Sachs Group, Inc. and Silicon Graphics, Inc. dated December 29, 2000

10.09.7	Nondisturbance and Attornment Agreement between Registrant and WXIII/Amphitheatre Realty, L.L.C.

10.13*	Amended and Restated License Agreement dated October 13, 2003 by and between The Board of Trustees of the Leland Stanford Junior University and Registrant

10.14*	Employment Agreement dated March 14, 2001 by and between Eric Schmidt and Registrant

21.01	List of subsidiaries of Registrant

99.1	Registration Statement on Form S-1

*	To be filed by amendment.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

GOOGLE INC.

By:	/s/ ERIC E. SCHMIDT
Eric E. Schmidt Chairman of the Executive Committee and Chief Executive Officer

Dated: April 29, 2004

EXHIBIT INDEX

Except for Exhibit 99.1, which is included herein, the following exhibits are incorporated herein by reference from the Registration Statement or, where noted, will be filed by amendment:

Exhibit Number	Exhibit Title
2.01	Merger Agreement and Plan of Reorganization by and among Google Technology Inc., Bermuda Acquisition Inc., Applied Semantics Inc. and other parties signatory hereto dated as of April 18, 2003

3.01	Amended and Restated Certificate of Incorporation of Registrant as filed August 27, 2003

3.01.1*	Form of Second Amended and Restated Certificate of Incorporation of Registrant, to be filed upon the closing of the offering

3.02	Bylaws of Registrant

3.02.1*	Form of Amended and Restated Bylaws of Registrant, to be effective upon the closing of the offering

4.01	Third Amended and Restated Investor Rights Agreement dated May 31, 2002

4.02*	Specimen Class A common stock certificate

4.03*	Specimen Class B common stock certificate

10.01	Form of Indemnification Agreement entered into between Registrant, its affiliates and its directors and officers

10.02	1998 Stock Plan, as amended, and form of stock option agreement

10.03	1999 Stock Option/Stock Incentive Plan, as amended, and form of stock option agreement

10.04	2000 Stock Plan, as amended, and form of stock option agreement

10.05	2003 Stock Plan, as amended, and form of stock option agreement

10.06	2003 Stock Plan (No. 2) and form of stock option agreement

10.07	2003 Stock Plan (No. 3) and form of stock option agreement

10.08	2004 Stock Plan

10.09	Google Technology Sublease Agreement dated July 9, 2003 by and between Silicon Graphics, Inc. and Registrant

10.09.1	Amendment No. 1 to Sublease dated November 18, 2003 by and between Silicon Graphics, Inc. and Registrant

10.09.2	Amendment No. 2 to Sublease dated December 17, 2003 by and between Silicon Graphics, Inc. and Registrant

10.09.3	Landlord-Subtenant Agreement dated July 9, 2003 by and among WXIII/Amphitheatre Realty, L.L.C., Silicon Graphics, Inc. and Registrant

10.09.4	Second Amendment to Commercial Lease dated July 9, 2003 by and among WXIII/Amphitheatre Realty, L.L.C., Silicon Graphics, Inc. and Registrant

10.09.5	Amendment to Commercial Lease dated April 19, 2001 by and among the Goldman Sachs Group, Inc., Silicon Graphics, Inc. and Silicon Graphics Real Estate, Inc.
10.09.6	Lease between the Goldman Sachs Group, Inc. and Silicon Graphics, Inc. dated December 29, 2000

10.09.7	Nondisturbance and Attornment Agreement between Registrant and WXIII/Amphitheatre Realty, L.L.C.

10.13*	Amended and Restated License Agreement dated October 13, 2003 by and between The Board of Trustees of the Leland Stanford Junior University and Registrant

10.14*	Employment Agreement dated March 14, 2001 by and between Eric Schmidt and Registrant

21.01	List of subsidiaries of Registrant

99.1	Registration Statement on Form S-1

*	To be filed by amendment.